KUNZMAN & BOLLINGER, INC.

ATTORNEYS-AT-LAW

5100 N. BROOKLINE, SUITE 600

OKLAHOMA CITY, OKLAHOMA 73112

Telephone (405) 942-3501

Fax (405) 942-3527

April 17, 2015

ELECTRONIC FILING

Mr. H. Roger Schwall

United States Securities and

Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	American Energy Capital Partners – Energy Recovery Program, LP (the “Company”) Post-Effective Amendment No. 4 to Form S-1
Commission File No. 333-192582

Dear Mr. Schwall:

This Post-Effective Amendment No. 4 to the Registration Statement on Form S-1 of the Company, as originally declared effective by the Securities and Exchange Commission on May 8, 2014, is being filed to update certain material information in the Company’s Registration Statement and the prospectus contained therein since originally declared effective.

Sincerely,

/s/ Gerald A. Bollinger

Gerald A. Bollinger